Edward & Angell LLP
350 East Las Olas Blvd.
Suite 1150
Ft Lauderdale, FL 33301
954-727-2600

March 31, 2005

BY FACSIMILE AND EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DOR BioPharma, Inc.
Registration Statement on Form S-3
File No. 333-123281

Dear Mr. Riedler:

On behalf of DOR BioPharma, Inc. (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, our response to the comment provided in your letter dated March 28, 2005, to Michael T. Sember, President and Chief Executive Officer, of the Company. All factual statements and information set forth below are based on information furnished to us by the Company and its representatives. All statements of belief are the belief of the Company.

1.
We note from footnote 5 to your financial statements in the Form 10-KSB that a note payable to a pharmaceutical company is currently in default. Based on this default, it appears you may not be eligible to use Form S-3 pursuant to General Instruction I.A.5. to Form S-3. Please provide us with a supplemental analysis justifying your use of Form S-3, or re-file the registration statement on Form S-1.

RESPONSE

On June 29, 2002, the Company and Elan Pharma International Limited (“Elan”) entered into an agreement for the dissolution of its joint ventures, Endorex Vaccine Delivery Technologies, Inc. and Endorex Newco, Ltd. In connection with these dissolutions, a portion of the capital contributions by the Company to the joint ventures was restructured as a promissory note of three separate installments. The Company timely made two of the three installments on June 30, 2003 and June 30, 2004, in equal amounts of $231,897. The Company currently owes the remaining portion on the note, $115,948, which was due on December 30, 2004. As a result of this default, Elan would only be entitled to declare the unpaid amount of the note immediately due and payable. The note is not collateralized.

General Instruction I.A.5. to Form S-3 (the “General Instruction”) provides that a registrant may not be eligible to use Form S-3 if the registrant defaulted on any installment or installments on indebtedness for borrowed money, which default in the aggregate is material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. As of December 31, 2004, the Company maintained cash and cash equivalents of $2,322,190, and subsequently raised approximately $3.5 million in net proceeds in a February 2005 private placement. In light of the Company’s current cash position, the Company believes that the remaining amount owed to Elan under the note is not material to the overall financial position of the Company and its subsidiaries. As previously stated, the note is not collateralized by any assets of the Company. Therefore, Elan’s only remedy for the default under the note is to seek payment of the final installment amount plus accrued but unpaid interest.

For the reasons set forth herein, the Company believes that it is eligible to use Form S-3.

* * * *

Any questions regarding this letter may be directed to the undersigned at 954.667.6129.

Very truly yours,

/s/ Leslie J. Croland, Esq.

Leslie J. Croland, Esq.

cc: Michael T. Sember
      Evan Myrianthopoulos
      James Clavijo
         DOR BioPharma, Inc.
      Gregory S. Belliston
         Securities and Exchange Commission